UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2002

Stream Communications Network, Inc.

Suite 1020 – 400 Burrard Street, Vancouver, BC V6C 3A6

[The registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F     [X]          Form 40-F     [  ]

[The registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes     [  ]                No [X]

Schedule A

Stream Communications Network, Inc.

(formerly Trooper Technologies Inc.)

Consolidated Financial Statements

For the nine months ended September 30, 2002

PREPARED BY MANAGEMENT

Stream Communications

(formerly Trooper Technologies)

Consolidated Balance Sheets

As at September 30, 2002 and December 31, 2001

(in Canadian dollars)

September 30,

December 31,

2002

2001

ASSETS

Current Assets

Cash and cash equivalents

$

153,259

$

215,273

Accounts receivable

30,080

192,633

Inventory

18,552

25,307

Prepaid expenses and advances

197,920

107,083

399,811

540,296

Net assets of discontinued operations - (note 4)

-

2,347,246

Deposits

-

3,670,742

Property, plant and equipment (note 5)

9,258,833

7,116,800

Intangibles - (note 6)

6,462,379

2,281,795

Deferred charges - (note 2)

1,442,657

265,616

$

17,563,680

$

16,222,495

LIABILITIES

Current Liabilities

Accounts payable and accrued liabilities

$

2,036,064

$

1,861,887

Amount owing on Gimsat acquisition (note 7)

1,761,971

-

Deferred revenue

139,263

58,660

3,937,298

1,920,547

Non-controlling interest

844,745

926,458

4,782,043

2,847,005

SHAREHOLDERS' EQUITY

Capital stock

Authorized

150,000,000 common shares of no par value

Issued and fully paid (note 8)

29,999,891

26,110,367

Contributed surplus

96,041

96,041

Warrants

3,339,920

4,087,070

Cumulative translation account

34,497

863,202

Deficit

(20,688,712)

(17,781,190)

12,781,637

13,375,490

$

17,563,680

 $

16,222,495

See accompanying Notes to Consolidated Financial Statements

signed by "Stan Lis"

signed by "Casey Forward"

President

Chief Financial Officer

Stream Communications Network, Inc.

(formerly Trooper Technologies Inc.)

Consolidated Statements of Loss and Deficit

Nine months ended September 30, 2002 and October 31, 2001

(in Canadian dollars)

Three months

Nine months

ended

Three months

ended

Nine months

September 30,

ended October

September 30,

ended October

2002

31, 2001

2002

31, 2001

Revenues

$

1,511,619

$

1,140,265

$

3,367,777

$

2,079,504

Expenses (note 13)

1,412,799

1,978,835

4,040,808

4,211,946

Income (Loss) before undernoted items

98,820

(838,570)

(673,031)

(2,132,442)

Amortization of property, plant and equipment

279,232

270,683

668,519

517,851

Amortization of intangibles and goodwill - (note 1)

-

36,131

-

50,665

279,232

306,814

668,519

568,516

Loss before other items

(180,412)

(1,145,384)

(1,341,550)

(2,700,958)

Other items

Interest income

(4,855)

(49,032)

(11,316)

(49,032)

Financial expenses

222,613

32,236

442,034

32,236

Foreign exchange

-

(128,131)

-

-

Deferred charges

-

255,118

-

409,783

217,758

110,191

430,718

392,987

Loss from continuing operations before future income taxes

and non-controlling interest

(398,170)

(1,255,575)

(1,772,268)

(3,093,945)

Future income taxes (recovery)

12,644

(640,691)

 (1,192,932)

(640,691)

Income (loss) from continuing operations before non-controlling interest

 (410,814)

(614,884)

(579,336)

(2,453,254)

Non-controlling interest

(5,200)

(292,553)

(34,463)

(181,336)

Net income (loss) from continuing operations for the period

(405,614)

(322,331)

(544,873)

(2,271,918)

Net income (loss) from discontinued operations (note 4)

35,336

(1,935,515)

(2,362,649)

(2,015,662)

Net loss for the period

370,278

2,257,846

2,907,522

4,287,580

Deficit, beginning of period

20,318,434

14,446,591

17,781,190

12,416,857

Deficit, end of period

$

20,688,712

$

16,704,437

$

20,688,712

$

16,704,437

Income (loss) per share, basic and diluted

Continuing operations

$

(0.01)

$

(0.01)

$

(0.02)

$

(0.10)

Discontinued operations

$

0.00

$

 (0.09)

$

(0.08)

$

(0.09)

Income (loss) per share

$

(0.01)

 $

(0.10)

$

(0.10)

$

(0.20)

Weighted average number of shares

Basic and diluted

28,023,911

21,837,002

28,023,911

21,837,002

Stream Communications Network, Inc.

(formerly Trooper Technologies Inc.)

Consolidated Statements of Cash Flows

Nine months ended September 30, 2002 and October 31, 2001

(in Canadian dollars)

Three months

Nine months

Ended

Three months

ended

Nine months

September 30,

ended October

September 30,

ended October

2002

31, 2001

2002

31, 2001

Operating Activities

Net loss from continuing operations

$

(405,614)

$

(322,331)

 $

(544,873)

$

(2,271,918)

Items not involving cash

Amortization

279,232

306,814

668,519

568,516

Non-controlling interest

(9,703)

(292,553)

(38,965)

(181,336)

Write-down of deposits

-

255,118

-

409,783

Gain on disposal of assets

-

194

-

194

Stock-based compensation

-

72,493

-

72,493

Future income tax recovery

-

(640,691)

-

(640,691)

Change in non-cash working capital

(136,085)

(620,956)

84,681

(2,042,959)

Accounts receivable

215,759

549,987

255,941

511,032

Inventory

2,422

(4,325)

8,650

(2,586)

Prepaid expenses and advances

(84,461)

(226,778)

(89,850)

(60,105)

Deferred charges

 -

(160,256)

-

(160,256)

Accounts payable and accrued liabilities

 357,190

1,285,945

(7,911)

694,625

Issuance of shares for issue costs

 -

(35,770)

-

(35,770)

Deferred revenue

(7,485)

67,842

83,531

67,842

Net cash used in operating activities

347,340

855,689

335,042

(1,028,177)

Net cash used in discontinued operating activities

 84,404

(110,902)

(180,791)

(399,144)

Net cash used by operating activities

431,744

744,787

154,251

(1,427,321)

Financing Activities

Issuance of shares for cash

 393,700

(3,721,188)

3,142,374

347,300

Share issue costs

-

(83,273)

-

(83,273)

Share subscription

-

6,983,523

-

6,983,523

Net cash provided from continuing financing activities

393,700

3,179,062

3,142,374

7,247,550

Net cash provided from discontinued financing activities

-

-

-

-

Net cash provided from financing activities

393,700

3,179,062

3,142,374

7,247,550

Investing Activities

Purchase of property, plant and equipment

(260,547)

 (251,132)

(311,492)

(893,813)

Acqusition of MTK

-

-

-

(1,784,418)

Purchase of licences

 (1,291)

(42,608)

(26,174)

(42,608)

Acquisition of Gimsat

-

-

(945,168)

-

Deposits

-

(2,555,714)

-

(2,188,552)

Investment in Stream Poland

-

(147,671)

-

(147,671)

Deferred charges

(274,597)

-

(1,188,673)

-

Net cash used in continuing investing activities

(536,435)

(2,997,125)

(2,471,507)

(5,057,062)

Net cash used in discontinued investing activities

-

(299,626)

-

(535,367)

Net cash used in investing activities

 (536,435)

(3,296,751)

(2,471,507)

(5,592,429)

Foreign exchange effect on cash

(379,022)

(251,966)

(887,132)

(251,966)

Decrease in cash and cash equivalents

(90,013)

375,132

(62,014)

(24,166)

Cash and cash equivalents at beginning of period

243,272

27,101

215,273

426,399

Cash and cash equivalents at end of period

$

153,259

$

402,233

$

153,259

$

402,233